Exhibit 99.111

Bitfarms Announces Installed Hashrate of 1.2
EH/s and Provides Corporate Updates

TORONTO and BROSSARD, Québec, March 24, 2021 (GLOBE NEWSWIRE) -- Bitfarms Ltd. (“Bitfarms”, or the “Company”) (TSXV:BITF // OTC:BFARF), one of the largest, oldest and most cost-effective public Bitcoin mining operations in the world, today announces the successful installation and operation of its previously announced order of 4,500 MicroBT M31S+ miners, bringing the Company’s current installed hashrate to 1.2 EH/s. This 24% growth rate in a single quarter eclipses our entire 2020 growth and marks a tremendous start to 2021 for Bitfarms and our shareholders as we work to grow to 3 EH/s by the end of this fiscal year.

New Hosting Agreement

In addition to purchasing new miners, the Company has entered into a hosting agreement with Blockware Solutions and Blockware Mining in the United States. Pursuant to the agreement, Bitfarms is sending older-gen and mid-gen hardware for hosting at one of their American facilities. The hosting is being accomplished in a flexible and low-cost profit-sharing agreement powered by 100% renewable hydro energy.

This hosting agreement has enabled the Company to extend the profitability and useful lifespan of up to 250 PH/s of older and mid-generation Bitcoin Mining Equipment. This frees up its Quebec infrastructure for more efficient and profitable mining equipment. To date over 2,000 Bitmain S9, S15 and T15 mining rigs have been successfully installed at Blockware Solutions’ facility and are generating BTC. Through this upgrade process, these miners have all been replaced with new MicroBT miners that operate an average of approximately 4x more hashrate per miner located in our Quebec facilities.

The remaining equipment under this upgrade program will be deployed through Q2 and Q3 of this year. This novel agreement also enables Bitfarms to opportunistically sell older equipment out of the hosting agreement through Blockware’s broker business. This unique hosting arrangement enables Bitfarms to get the most possible value out of its used equipment while providing tremendous flexibility and increased hashrate with negligible cash expenditures.

Bitcoin Inventory Pilot Program

Since starting its Bitcoin Inventory Pilot Program in early January, the price of Bitcoin has nearly doubled from US$30,000 to a recent all-time high of over US$60,000. Through this Bitcoin Inventory Pilot Program, Bitfarms has been able for the first time to accrue those gains for the benefit of our shareholders. As a Company, we are excited to continue this program.

Bitfarms is currently adding approximately 8 Bitcoins a day to the inventory and has to date mined and safely deposited in custody 489 Bitcoin and is currently valued at over US$27M as of March 23, 2021 with BTC at US$55,500.

●	In the Fourth Quarter of 2020 - Bitfarms mined 577 BTC.

●	In January 2021 – Bitfarms mined 197 BTC.

●	In February 2021 – Bitfarms mined 180 BTC.

“The growth in Bitcoin value since January clearly shows the strategic importance of holding Bitcoin and the tremendous opportunity to generate strong value for our shareholders. Bitfarms is excited to continue our Bitcoin program. With over 500 Bitcoin mined in the first quarter alone, we are excited to be able to deliver one of the fastest growing Bitcoin production rates in North America and with some of the lowest costs of production,” said Emiliano Grodzki, Bitfarms’ Chief Executive Officer.

New Miner Purchases

The Company has recently completed two purchases of new-generation mining equipment manufactured by both MicroBT and Bitmain to be installed later in 2021. When deployed, the 2,200 miners will produce an additional 183 PH of production and consume approximately 7.25 MW of electricity. Based on Difficulty levels on March 23, 2021, this equipment alone is expected to produce an additional 1.1 Bitcoin per day at an average cost* of US$6,500 per Bitcoin.

Name	Miners	Model	Total Hash	Delivery
MicroBT	1,500	M31S+	120 PH	June 2021
Bitmain	700	S19j	63 PH	October 2021
Total	2,200		183 PH

2021 Quebec Development & Expansion

To deliver our growth forecast goals for 2021, Bitfarms has recently made significant commitments to developing new infrastructure in Quebec. These developments include our previously announced Cowansville site renovation from 4 Mw to 16.7 Mw that will be ready in July.

Additionally, Bitfarms has recently paid deposits on sufficient raw materials, transformers, and electrical equipment to build an additional 80 MW of capacity in Quebec over the remainder of 2021. The new infrastructure will be able to support approximately 20,000 new generation miners and that will add approximately 2 Exahash of new production. Additional expansion information will be announced during the second quarter of 2021.

Stock-Market Listing

On February 4, 2021, we announced our intention to pursue a stock exchange listing for the Company in the United States. As an update, we are pleased to report that we are making good progress. On March 8, 2021, Bitfarms filed its 2019 Annual Information Form. Additional filings are expected shortly after we release our 2020 audited results on March 25, 2021. We can also confirm that in February, we made an application for listing on the NASDAQ. The recent and forthcoming filings are a requirement of the application process. There can be no assurances of success, but we are working hard to make this a reality as soon as possible. We encourage interested investors to regularly access Sedar.com to watch for additional filings.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is one of the largest, oldest, and most cost-effective public bitcoin mining operations in the world. Bitfarms runs vertically integrated mining operations with onsite technical repair, proprietary data analytics and Company- owner electrical engineering and installation services to deliver high operational performance and uptime.

Having demonstrated rapid growth and stellar operations, Bitfarms became the first Bitcoin mining company to complete its long form prospectus with the Ontario Securities Commission and started trading on the TSX-V in July 2019. As mentioned above, we recently filed our first Annual Information Report. On February 24, 2021 Bitfarms was honoured to be announced as a Rising Star by the TSX-V.

Bitfarms has a diversified production platform with five industrial scale facilities located in Quebec. Each facility is 100% powered with environmentally friendly hydro power and secured with long-term power contracts. Bitfarms is currently the only publicly traded pure-play mining company audited by a Big Four audit firm.

To learn more about Bitfarms’ events, developments, and online communities:

Website: www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Defined Terms

*Average cost per Bitcoin is made up of electricity and other direct production expenses. This measure is used to calculate Gross Mining Margin which is a non-IFRS performance measure. Please see the Non-IFRS Financial Performance Measures section of Bitfarms Management Discussion and Analysis filed on www.sedar.com.

Installed Hashrate: Equivalent to the sum of all deployed miners based on manufacturers’ specified Bitcoin mining hashrate.

EH/s: Exahash per second.

PH/s: Petahash per second.

w/TH: Watts per Terahash.

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release contains certain “forward-looking information” within the meaning of applicable Canadian securities laws that are based on expectations, estimates and projections as at the date of this news release. The information in this release about future plans and objectives of the Company, are forward-looking information. Other forward-looking information includes but is not limited to information concerning: the intentions, plans and future actions of the Company, as well as Bitfarms’ ability to successfully mine digital currency, revenue increasing as currently anticipated, the ability to profitably liquidate current and future digital currency inventory, volatility of network difficulty and digital currency prices and the resulting significant negative impact on the Company’s operations, the construction and operation of expanded blockchain infrastructure as currently planned, and the regulatory environment of cryptocurrency in the Provinces of Canada.

Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on reasonable assumptions and estimates of management of the Company at the time it was made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to the global economic climate; dilution; the Company’s limited operating history; future capital needs and uncertainty of additional financing; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; and volatile securities markets impacting security pricing unrelated to operating performance. In addition, particular factors which could impact future results of the business of Bitfarms include but are not limited to: the construction and operation of blockchain infrastructure may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the Province of Québec, the ability to complete current and future financings, any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and there will be no regulation or law that will prevent Bitfarms from operating its business. The Company has also assumed that no significant events occur outside of the Bitfarms’ normal course of business. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward- looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.

Contacts

Investor Relations:

CORE IR

Tristan Traywick, Managing Director

tt@coreir.com

For Media Inquiries:

CORE IR

Jules Abraham

julesa@coreir.com

YAP Global

Ellis Ballard ellis@yapglobal.com

Ryan Affaires publiques

Mark Duschene

marc@ryanap.com

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